Consolidated financial statements of
Li-Cycle Holdings Corp.
Years ended October 31, 2022, 2021 and 2020

KPMG LLP 100 New Park Place, Suite 1400 Vaughan, ON L4K 0J3 Tel 905-265 5900 Fax 905-265 6390 www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Li-Cycle Holdings Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Li-Cycle Holdings Corp. and subsidiaries (the Company) as of October 31, 2022, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of October 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 6, 2023 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of revenue recognized from the sale of Black Mass & Equivalents

As discussed in Note 3 to the consolidated financial statements, product revenue from Black Mass & Equivalents and shredded metal, and the related trade accounts receivables, are measured at initial recognition using provisional prices for the constituent metals on initial recognition and any unsettled sales are remeasured at the end of each reporting period using the market prices of the constituent metals. As discussed in note 2.12 to the consolidated financial statements, the final consideration for Black Mass & Equivalents and shredded metal sales is based on the mathematical product of: (i) market prices of certain constituent metals at the date of settlement, (ii) product weight, and (iii) final assay results. As discussed in Note 3 to the consolidated financial statements, the Company reported product sales revenue of $12.1 million, a portion of which related to Black Mass & Equivalents.

We identified the evaluation of revenue recognized from the sale of Black Mass & Equivalents as a critical audit matter. The evaluation of revenue recognized from the sale of Black Mass & Equivalents required a high degree of audit effort and judgment due to the complexity of the revenue recognition process, as a result of the nature of the contract with the customers and the key inputs used for determining revenue from the sale of Black Mass & Equivalents.

The following are the primary procedures we performed to address this critical audit matter. We assessed the appropriateness of the Company’s revenue recognition policy by reading the contracts with the Company’s customers. We confirmed the pricing terms used for determining the amount of product revenue from the sale of Black Mass & Equivalents with the Company’s customers. We tested market prices of certain constituent metals for a sample of revenue transactions by comparing the market prices per the Company’s sales invoices to publicly available market price information for the constituent metals. We tested product weight for a sample of revenue transactions by comparing product weight per sales invoices to shipping documents. We tested assay results for a sample of revenue transactions by comparing assay results per sales invoices to confirmation received directly from management’s expert.

/s/ KPMG LLP

We have served as the Company’s auditor since 2022.
Vaughan, Canada
February 6, 2023

KPMG LLP 100 New Park Place, Suite 1400 Vaughan, ON L4K 0J3 Tel 905-265 5900 Fax 905-265 6390 www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Li-Cycle Holdings Corp.:

Opinion on Internal Control Over Financial Reporting

We have audited Li-Cycle Holdings Corp.’s and subsidiaries’ (the Company) internal control over financial reporting as of October 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”). In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of October 31, 2022, based on criteria established in the COSO 2013 Framework.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of October 31, 2022, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 6, 2023 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to the following have been identified and included in management’s assessment:

•an ineffective control environment, resulting from an insufficient number of experienced personnel with the appropriate technical training to allow for a detailed review of transactions that would identify errors in a timely manner;
•an ineffective risk assessment process to identify all relevant risks of material misstatement and to evaluate the implications of relevant risks on its internal control over financial reporting, resulting from the insufficient number of experienced personnel described above;
•an ineffective information and communication process to ensure the relevance, timeliness and quality of information used in control activities, resulting from: (i) insufficient communication of internal control information, including objectives and responsibilities; and (ii) ineffective general IT controls and controls over information from a service organization;
•an ineffective monitoring process, resulting from the evaluation and communication of internal control deficiencies not being performed in a timely manner.
•ineffective control activities related to the design, implementation and operation of process level controls and financial statement close controls, as a consequence of the above, which had a pervasive impact on the Company's internal control over financial reporting.

The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Internal Control Over Financial Reporting” found in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Vaughan, Canada
February 6, 2023

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Li-Cycle Holdings Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Li-Cycle Holdings Corp. and subsidiaries (the “Company”) as of October 31, 2021, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows, for each of the two years in the period ended October 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2021, and its financial performance and its cash flows for each of the two years in the period ended October 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
January 31, 2022

We began serving as the Company's auditor in 2019. In 2022 we became the predecessor auditor.

Li-Cycle Holdings Corp.
Consolidated statements of loss and comprehensive loss

$ millions except for per share amounts, for the years ended October 31,	Notes	2022	2021	2020

Revenue
Product sales	3	$12.1	$6.9	$0.6
Recycling services	3	1.3	0.4	0.2
		13.4	7.3	0.8

Expenses
Employee salaries and benefits		37.2	12.7	2.8
Share-based compensation	15	17.5	4.0	0.3
Office, administrative and travel		16.9	3.1	0.5
Professional fees		16.5	7.7	3.0
Raw materials and supplies		15.6	3.4	0.6
Depreciation	8,9	10.1	2.9	1.1
Plant facilities		3.7	1.0	0.4
Marketing		2.4	1.0	0.4
Freight and shipping		2.0	1.0	0.1
Research and development	21	1.7	2.7	0.8
Change in finished goods inventory		1.0	(0.3)	—
Operating expenses		124.6	39.2	10.0

Loss from operations		(111.2)	(31.9)	(9.2)

Other income (expense)

Interest income	4	7.0	0.1	—
Interest expense and other costs	4	(17.0)	(3.8)	(0.1)
Gains (losses) on financial instruments	13, 14	67.5	(38.3)	(0.1)
Excess of fair value over consideration transferred	1	—	(152.7)	—
		57.5	(194.7)	(0.2)

Net loss before taxes		(53.7)	(226.6)	(9.4)
Income tax	22	—	—	—
Net loss		$(53.7)	$(226.6)	$(9.4)

Net loss attributable to
Shareholders of Li-Cycle Holdings Corp.		$(53.6)	$(226.6)	$(9.4)
Non-controlling interest	16	(0.1)	—	—

Other comprehensive loss
Foreign currency translation		—	—	(0.2)
Net loss and comprehensive loss		$(53.7)	$(226.6)	$(9.6)

Loss per common share - basic and diluted	19	$(0.31)	$(2.06)	$(0.11)

The accompanying notes are an integral part of the consolidated financial statements.

Li-Cycle Holdings Corp.
Consolidated statements of financial position
		October 31,	October 31,
$ millions, as at	Notes	2022	2021

Assets
Current assets
Cash and cash equivalents	23	$578.3	$596.9
Accounts receivable	5	1.5	4.1
Other receivables	5	7.8	1.0
Prepayment and deposits	6	85.8	8.5
Inventories	7	7.5	1.3
		680.9	611.8

Non-current assets
Plant and equipment	8	147.7	26.4
Right-of-use assets	9	50.1	27.0
Other assets	6	3.6	—
		201.4	53.4
Total assets		$882.3	$665.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	11	$47.5	$18.7
Lease liabilities	12	5.2	2.9
		52.7	21.6

Non-current liabilities
Lease liabilities	12	46.6	26.5
Convertible debt	13	288.5	100.9
Warrants	14	—	82.1
Restoration provisions		0.4	0.4
		335.5	209.9
Total liabilities		388.2	231.5

Equity
Share capital	15	771.8	672.1
Other reserves	15	17.1	3.0
Accumulated deficit		(294.7)	(241.1)
Accumulated other comprehensive loss		(0.3)	(0.3)
Equity attributable to the Shareholders of Li-Cycle Holdings Corp.		493.9	433.7
Non-controlling interest	16	0.2	—
Total equity		494.1	433.7
Total liabilities and equity		$882.3	$665.2
Commitments and contingencies (Note 18)
Subsequent events (Note 24)
The accompanying notes are an integral part of the consolidated financial statements.

Li-Cycle Holdings Corp.
Consolidated statements of changes in equity
$ millions, except for number of shares	Notes	Number of common shares	Share capital	Contributed surplus	Accumulated deficit	Accumulated other comprehensive loss	Equity attributable to the Shareholders of Li-Cycle Holdings	Non-controlling interest	Total
Balance, October 31, 2019		76.5	$8.5	$0.1	$(5.1)	$(0.1)	$3.4	$—	$3.4
Stock option expense		—	—	0.2	—	—	0.2	—	0.2
Shares issued for cash		6.4	6.5	—	—	—	6.5	—	6.5
Shares issuable for non-cash costs		—	—	0.5	—	—	0.5	—	0.5
Conversion of convertible debt		0.5	0.5	—	—	—	0.5	—	0.5
Comprehensive loss		—	—	—	(9.4)	(0.2)	(9.6)	—	(9.6)
Balance, October 31, 2020		83.4	15.5	0.8	(14.5)	(0.3)	1.5	—	1.5
Series C Class A shares issued for cash	15	11.2	21.6	—	—	—	21.6	—	21.6
Shares issued for non-cash costs	15	0.5	0.5	(0.5)	—	—	—	—	—
Exercise of stock options	15	2.1	0.9	(0.7)	—	—	0.2	—	0.2
Issuance of shares through Business Combination	15	65.7	629.7	—	—	—	629.7	—	629.7
Settlement of RSUs	15	0.4	3.9	—	—	—	3.9	—	3.9
Stock option expense	15	—	—	2.7	—	—	2.7	—	2.7
RSUs expense	15	—	—	0.7	—	—	0.7	—	0.7
Comprehensive loss		—	—	—	(226.6)	—	(226.6)	—	(226.6)
Balance, October 31, 2021		163.3	672.1	3.0	(241.1)	(0.3)	433.7	—	433.7
Stock option expense	15	—	—	6.6	—	—	6.6	—	6.6
Exercise of stock options	15	1.4	0.4	(0.4)	—	—	—	—	—
Shares issued for cash	15	5.3	49.7	—	—	—	49.7	—	49.7
Exercise of warrants	15	5.7	46.0	—	—	—	46.0	—	46.0
RSUs expense	15	—	—	11.5	—	—	11.5	—	11.5
Settlement of RSUs	15	0.3	3.6	(3.6)	—	—	—	—	—
Non-controlling interest in subsidiary	16	—	—	—	—	—	—	0.3	0.3
Comprehensive loss		—	—	—	(53.6)	—	(53.6)	(0.1)	(53.7)
Balance, October 31, 2022		176.0	$771.8	$17.1	$(294.7)	$(0.3)	$493.9	$0.2	$494.1

The accompanying notes are an integral part of the consolidated financial statements.

Li-Cycle Holdings Corp.
Consolidated statements of cash flows

$ millions, for the years ended October 31,	Notes	2022	2021	2020
Operating activities
Net loss for the period		$(53.7)	$(226.6)	$(9.4)
Items not affecting cash:
Share-based compensation	15	17.5	4.0	0.3
Excess of fair value over consideration transferred	1	—	152.7	—
Depreciation	8, 9	10.1	2.9	1.1
Amortization of government grants		—	—	(2.2)
Loss on disposal of assets		(0.2)	—	0.1
Foreign exchange (gain) loss on translation		(1.4)	0.7	(0.3)
Fair value (gain) loss on financial instruments	13, 14	(67.5)	38.3	0.1
Share-based professional fees		—	—	0.5
Interest expense	4	17.4	3.0	0.5
Interest income	4	(7.0)	(0.1)	—
Interest paid		(2.4)	(1.9)	(0.5)
Interest received		5.4	0.1	—
		(81.8)	(26.9)	(9.8)
Changes in non-cash working capital items
Accounts receivable	5	2.6	(3.5)	(0.5)
Other receivables		(5.2)	(0.7)	0.4
Prepayments and deposits		(3.6)	(4.8)	(0.6)
Inventories	7	(6.2)	(1.0)	(0.1)
Accounts payable and accrued liabilities		21.6	12.3	3.2
Cash used by operating activities		(72.6)	(24.6)	(7.4)

Investing activity
Purchases of plant and equipment	8	(112.3)	(18.2)	(5.1)
Prepaid equipment deposits	6	(76.4)	(3.2)	—
Prepaid construction charges	6	(1.4)	—	—
Cash used by investing activities		(190.1)	(21.4)	(5.1)

Financing activities
Proceeds from private share issuance, net of share issuance costs		—	21.6	6.5
Proceeds from public share issuance, net of share issuance costs	1, 15	49.7	525.3	—
Proceeds from exercise of stock options		—	0.2	—
Proceeds from exercise of warrants	14	0.1	—	—
Proceeds from convertible debt	13	198.7	98.4	—
Proceeds from loan payable		—	10.1	2.1
Proceeds from government grants		—	—	1.2
Capital contribution from the holders of non-controlling interest	16	0.3	—	—
Repayment of lease principal	12	(4.7)	(0.9)	(0.4)
Repayment of loan payable		—	(12.5)	—
Cash provided by financing activities		244.1	642.2	9.4

Net change in cash and cash equivalents		(18.6)	596.2	(3.1)
Cash and cash equivalents, beginning of year		596.9	0.7	3.8
Cash and cash equivalents, end of year		$578.3	$596.9	$0.7

Non-cash investing activities
Purchase of plant and equipment in payables and accruals	8	$7.2	$2.1	$—
Non cash purchase of plant and equipment		—	2.1	—
Non-cash financing activities
Equity issued for non-cash costs		—	—	0.9

The accompanying notes are an integral part of the consolidated financial statements.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts

1.Corporate information

i.Company overview

Li-Cycle’s core business model is to build, own and operate recycling plants tailored to regional needs. Li-Cycle’s Spoke & Hub Technologies™ provide an environmentally-friendly resource recovery solution that addresses the growing global lithium-ion battery recycling challenges supporting the global transition toward electrification.

Li-Cycle Holdings Corp. and its subsidiaries, collectively ("Li-Cycle" or the "Company") started their business as Li-Cycle Corp. Li-Cycle Corp. was incorporated in Ontario, Canada under the Business Corporations Act (Ontario) on November 18, 2016. The Company's registered address is 207 Queens Quay West - Suite 590, Toronto, Ontario.

On March 28, 2019, Li-Cycle Corp. incorporated a wholly-owned subsidiary, Li-Cycle Inc., under the General Corporation Law of the State of Delaware. This subsidiary operates the Company’s U.S. Spoke facilities.

On September 2, 2020, Li-Cycle Corp. incorporated a wholly-owned subsidiary, Li-Cycle North America Hub, Inc., under the General Corporation Law of the State of Delaware. This subsidiary is developing the Company’s first commercial Hub, in Rochester, New York.

On August 10, 2021, in accordance with the plan of arrangement to reorganize Li-Cycle Corp., the Company finalized a business combination (the "Business Combination") with Peridot Acquisition Corp., and the combined company was renamed Li-Cycle Holdings Corp. On closing, the common shares of Li-Cycle Holdings Corp. were listed on the New York Stock Exchange and commenced trading under the symbol “NYSE:LICY”.
ii. Business combination

On February 12, 2021, Li-Cycle Corp. incorporated a 100% owned subsidiary in Ontario, Canada, Li-Cycle Holdings Corp., under the Business Corporations Act (Ontario).
On February 16, 2021, Li-Cycle Corp. entered into a definitive business combination agreement with Peridot Acquisition Corp. (NYSE: PDAC) and Li-Cycle Holdings Corp.
On August 10, 2021, in accordance with the plan of arrangement to reorganize Li-Cycle Corp., the Company finalized the business combination with Peridot Acquisition Corp. (NYSE: PDAC), and the combined company was renamed Li-Cycle Holdings Corp.

As part of this transaction, a total of 3,377,626 Class A shares of Peridot Acquisition Corp. were redeemed by Peridot shareholders, resulting in a total redemption payment of approximately $33.8 million, while the remaining 26,622,374 of Class A shares were converted into common shares of the combined entity, Li-Cycle Holdings Corp. In addition, 7,500,000 Class B shares of Peridot Acquisition Corp were converted into 7,500,000 common shares of the combined entity, Li-Cycle Holdings Corp. upon closing.
Li-Cycle Corp.'s existing shareholders exchanged 2,552,450 fully diluted shares of Li-Cycle Corp. for the shares of the combined entity, Li-Cycle Holdings Corp., at an exchange ratio of approximately 1:39.91, as determined per the Plan of Arrangement, resulting in 97,508,181 shares of Li-Cycle Holdings Corp. and 4,242,707 stock options of Li-Cycle Holdings Corp. for the existing shareholders of Li-Cycle Corp.
31,549,000 shares of the combined entity, Li-Cycle Holdings Corp., were issued to new investors (the "PIPE Investors") at US$10 per share for a total of US$315.5 million under a Private Investment in Public Equity.
On closing, the common shares and warrants of Li-Cycle Holdings Corp. were listed on the New York Stock Exchange and traded under the symbols “LICY” and “LICY.WS”, respectively.
Li-Cycle Corp. was identified as the acquirer for accounting purposes. As Peridot Acquisition Corp. did not meet the definition of a business as defined in IFRS 3 - Business Combinations (“IFRS 3”), the acquisition was not within the scope of IFRS 3 and was accounted for as a share-based payment transaction in accordance with IFRS 2 – Share-based Payment.

These consolidated financial statements represent the continuance of Li-Cycle Corp. and reflect the identifiable assets acquired and the liabilities assumed of Peridot Acquisition Corp. at fair value. Under IFRS 2, the transaction was measured at the fair value of the common shares, escrowed shares and warrants deemed to have been issued by Li-Cycle Corp., in order for the

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts ownership interest in the combined entity to be the same as if the transaction had taken the legal form of Li-Cycle Corp. acquiring 100% of Peridot Acquisition Corp. Any difference between the fair value of the common shares, escrowed shares and warrants deemed to have been issued by Li-Cycle Corp. and the fair value of Peridot Acquisition Corp.’s identifiable net assets acquired and liabilities assumed represents an excess of fair value over consideration transferred. The fair value of the warrants assumed in the transaction was determined based on the market closing price of $2.10 per warrant resulting in total fair value of $48.3 million.

As a result of this reverse asset acquisition, an excess of fair value over consideration transferred of $152.7 million was recorded to reflect the difference between the estimated fair value of the common shares, escrowed shares and warrants deemed issued to the shareholders of Peridot Acquisition Corp. and the net fair value of the assets of Peridot Acquisition Corp. acquired. Li-Cycle and Peridot incurred transaction-related costs of $27.0 million and $29.6 million, respectively. Li-Cycle's transaction-related costs, such as commissions, professional fees and regulatory fees, were directly attributable to common shares issuances and were deducted from the proceeds of the offering.
The details of the purchase price allocation of the identifiable assets acquired and liabilities assumed as follows:

Fair value of consideration transferred:
Common shares	$656.7
Total fair value of consideration transferred	656.7

Fair value of assets acquired and liabilities assumed:
Cash and cash equivalents	581.9
Warrants	(48.3)
Other payables	(29.6)
Total fair value of assets acquired and liabilities assumed	504.0

Excess of fair value of consideration transferred over fair value of assets acquired and liabilities assumed	152.7

Gross proceeds	581.9
Transaction-related costs	(27.0)
Other payables acquired	(29.6)
Net proceeds	$525.3

The fair value of the consideration transferred to acquire Peridot Acquisition Corp. and to issue shares to the PIPE Investors was $656.7 million calculated as 65,671,374 common shares at $10.00 per common share.
The fair value per common share was based on the fair value of Li-Cycle Corp. common shares.
As a result of the closing of this transaction, 163,179,555 common shares of the Company were issued and outstanding immediately after the closing.
2.    Basis of preparation

2.1 Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were approved and authorized for issue by the Board of Directors on February 6, 2023.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts
2.2 Basis of measurement
The consolidated financial statements have been prepared on a going concern basis, using historical cost basis, except for financial assets and liabilities that have been measured at amortized cost or fair value through profit and loss.
2.3 Basis of consolidation
These consolidated financial statements include the financial information of the Company and its subsidiaries. The Company’s subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. The subsidiaries are included in the consolidated financial results of the Company from the effective date of incorporation up to the effective date of disposition or loss of control. In assessing control, potential voting rights that are presently exercisable or convertible is taken into account. The accounting policies of subsidiaries are aligned with policies adopted by the Company.

The Company’s principal subsidiaries and their geographic location as at October 31, 2022 are set forth in the table below:

Company	Location	Ownership interest
Li-Cycle Corp.	Ontario, Canada	100%
Li-Cycle Americas Corp.	Ontario, Canada	100%
Li-Cycle U.S. Holdings Inc.	Delaware, U.S.	100%
Li-Cycle Inc.	Delaware, U.S.	100%
Li-Cycle North America Hub, Inc.	Delaware, U.S.	100%
Li-Cycle Europe AG	Switzerland	100%
Li-Cycle APAC PTE. LTD.	Singapore	100%
Li-Cycle Germany GmbH	Germany	100%
Li-Cycle Norway AS	Norway	67%
Intercompany transactions, balances and unrealized gains/losses on transactions between the Company and its subsidiaries have been eliminated.
2.4 Presentation currency
These consolidated financial statements are presented in U.S. dollars, which is the Company's functional currency. All figures are presented in millions of U.S. dollars unless otherwise specified.
2.5 Significant accounting estimates and critical judgments
The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which affect the application of accounting policies and the reported amounts of assets, liabilities and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.
Significant accounting estimates include:

i.the determination of net realizable value of inventory;
ii.the determination of the useful life of plant and equipment;
iii.the valuation and measurement of the convertible debt and the related conversion features; and
iv.the valuation and measurement of right-of-use assets and lease liabilities.
Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

i.the determination of transaction price used for revenue recognition;

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts
ii.the valuation of the fair value of consideration transferred in the Business Combination in prior year;
iii.the assessment of impairment of non-financial assets;
iv.judgment in determining cash-generating units ("CGU") or CGU group for the purpose of impairment testing; and
v.the determination of reportable segments.

2.6 Newly adopted IFRS Standards
The IASB has published Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) with amendments that address issues that might affect financial reporting after the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The amendments are effective for annual reporting periods beginning on or after January 1, 2021. The Company has assessed the revised impact of the amendments and concluded that they have no impact on the consolidated financial statements.
2.7 Comparative figures
Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.
2.8 Non-controlling interest
Non-controlling interest is defined as equity in a subsidiary not attributable, directly or indirectly, to a parent where a parent controls one or more entities.
Changes in the Company’s ownership interest in a subsidiary that do not result in the loss of control of the subsidiary are accounted for as equity transactions.
Non-controlling interest will be subsequently measured through profit/loss and will be attributed based on ownership interest and distributions/dividends to the non-controlling interest.
2.9 Capitalization of borrowing costs
Borrowing costs on funds from general borrowings used to finance the construction, production, or acquisition of a qualifying asset are capitalized until substantially all the activities necessary to prepare the qualifying asset for its intended use or sale have been completed. A qualifying asset is one that takes a substantial period of time to prepare the asset for its intended use. When money borrowed specifically to finance a project is invested to earn interest income, the income generated is also capitalized to reduce the total capitalized borrowing costs.
Interest is capitalized based on the weighted average interest rate applicable to the general borrowings outstanding during the period of construction.
2.10 Capitalization of internal costs
Employee salaries and share-based compensation costs for employees that are directly attributable to bringing the Hub and Spoke assets to a condition and location necessary for the assets to be capable of operating in the manner intended by management are capitalized to assets under construction.
2.11 Segmented information
The Company has determined that there is one operating and reportable segment based on qualitative and quantitative considerations. The accounting policies of the segments are measured in a manner consistent with that of the consolidated financial statements.
2.12 Revenue recognition
The Company’s principal activities generate revenues from the operation of lithium-ion battery recycling plants. The Company uses the following five step approach to revenue recognition:

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts
Step 1: Identify the contract(s) with a customer
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations in the contract
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company recognizes revenue from the following major sources:
i.Sale of products which includes black mass and black mass equivalents (collectively, "Black Mass & Equivalents") and shredded metal
ii.Services for recycling lithium-ion batteries which includes coordination of logistics and destruction of batteries
Revenue is measured based on the consideration to which the Company expects to be entitled under a contract with a customer. The Company recognizes revenue when it transfers control of a product or service to a customer. There are no significant financing components associated with the Company’s payment terms.

For sale of products, revenue is recognized when control of the goods has transferred, typically when the goods have been transferred to the customer. A receivable is recognized by the Company when the goods are transferred to the customer as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due. The Company estimates the amount of consideration to which it expects to be entitled under provisional pricing arrangements, which is based on the initial assay results and market prices of certain constituent metals on the date control is transferred to the customer. The final consideration for Black Mass & Equivalents and shredded metal sales is based on the mathematical product of: (i) market prices of certain constituent metals at the date of settlement, (ii) product weight, and (iii) final assay results (ratio of the constituent metals initially estimated by management and subsequently trued up to customer confirmation). Certain adjustments like handling and refining charges are also made per contractual terms with customers. Depending on the contractual terms with customers, the payment of receivables may take up to 12 months from date of shipment. Product sales and the related trade accounts receivable are measured using provisional prices for the constituent metals on initial recognition and any unsettled sales are remeasured at the end of each reporting period using the market prices of the constituent metals at the respective measurement dates. Changes in fair value are recognized as an adjustment to product revenue and the related accounts receivable.

Recycling service revenue is recognized at a point in time upon completion of the services. The price for services are separately identifiable within each contract. A receivable is recognized by the Company when the services are completed as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due.

The Company has elected to use the practical expedient for financing components related to its sales contracts. The Company does not recognize interest expense on contracts for which the period between receipt of customer payments and sale to the customer is one year or less.
2.13 Share-based compensation
The Company accounts for stock options using the fair value-based method of accounting for share-based compensation. Fair values are determined using the Black-Scholes-Merton option pricing model (“BSM”). Management exercises judgment in determining the underlying share price volatility, expected life of the option, expected forfeitures and other parameters of the calculations. Compensation costs are recognized over the vesting period as an increase to share-based compensation expense and contributed surplus. If, and when, stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.
The Company accounts for RSUs under the current plan as equity-settled share-based payments which are measured at fair value on the grant date. The expense for RSUs is recognized over the vesting period. Upon settlement of any RSUs, the grant date fair value of the instrument is transferred to share capital.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts
2.14 Research and development expense
Research costs are expensed as incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following conditions have been demonstrated:
i.the technical feasibility of completing the intangible asset so that it will be available for use or sale;
ii.the intention to complete the intangible asset and use or sell it;
iii.the ability to use or sell the intangible asset;
iv.how the intangible asset will generate probable future economic benefits;
v.the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
vi.the ability to measure reliably the expenditure attributable to the intangible asset during its development.
The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.
Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.
2.15 Cash and cash equivalents
Cash consists of cash deposits with financial institutions, while cash equivalents consists of short term guaranteed investment certificates with financial institutions.
2.16 Inventories
Raw materials and finished goods are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis. The cost of finished goods includes the cost of raw materials and the applicable share of the cost of labour and fixed and variable production overheads. Net realizable value is the estimated selling price less the estimated cost of completion and the estimated costs necessary to make the sale. Costs of idle plant operations are expensed.
At each reporting period, the Company assesses the net realizable value of inventory taking into account current market prices, current economic trends, sales trends and past experiences. Write-downs to net realizable value may be reversed, up to the amount previously written down, when circumstances support an increased inventory value.
2.17 Convertible debt
The components of convertible debt instruments issued by the Company are recorded as financial liabilities, in accordance with the substance of the contractual arrangements and the definitions of a financial liability. The debt element of the instruments is classified as a liability and recorded as the present value of the Company’s obligation to make future interest payments in cash and settle the redemption value of the instrument in cash. The carrying value of the debt element is accreted to the original face value of the instruments, over their life, using the effective interest method. If the conversion option is classified as a liability and requires bifurcation, it is bifurcated as an embedded derivative unless the Company elects to apply the fair value option to the convertible debt. The embedded derivative liability is initially recognized at fair value and classified as derivatives in the statement of financial position. Changes in the fair value of the embedded derivative liability are subsequently accounted for directly through the statement of loss and comprehensive loss.
2.18 Plant and equipment
Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses net of any reversals of impairment.
Where significant parts of an item of plant and equipment have different useful lives, they are accounted for as separate items of plant and equipment.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts
Depreciation is charged to the consolidated statement of loss and comprehensive loss on a straight-line basis over the estimated useful lives of each part of an item of plant and equipment. The estimated useful lives, residual values and method of depreciation are reviewed each reporting period and any changes are accounted for on a prospective basis. The estimated useful lives are as follows:

Computers	3 years
Vehicles	5 years
Plant equipment	5 years
Furniture	7 years
Storage containers	10 years
Processing equipment	10 years
Leasehold improvements	Shorter of term of lease or estimated useful life
Repairs and maintenance costs are expensed as incurred.
2.19 Impairment of long-lived assets
At the end of each reporting period, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.
2.20 Financial instruments
Recognition
The Company recognizes financial assets or financial liabilities on the consolidated statement of financial position when it becomes party to the contractual provisions of the financial instrument. Financial assets are initially measured at fair value and derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset, or when cash flows expire. Financial liabilities are initially measured at fair value and are derecognized when the obligations specified in the contract is discharged, cancelled or expired.
A write-off of a financial asset (or a portion thereof) constitutes a derecognition event. Write-off occurs when the Company has no reasonable expectations of recovering the contractual cash flows on a financial asset.
Classification and measurement
The Company determines the classification of its financial instruments at initial recognition. Financial assets and financial liabilities are classified according to the following measurement categories:
(i)those to be measured subsequently at fair value, either through profit or loss (“FVTPL”) and
(ii)those to be measured subsequently at amortized cost.
The classification and measurement of financial assets after initial recognition at fair value depends on the business model for managing the financial asset and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at each subsequent reporting period. Derivative financial instruments are comprised of the embedded derivative liability representing the conversion option of the convertible debt. The embedded derivative liability is measured at fair value at each reporting date. The embedded derivative liability has been classified as held-for-trading. It

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts is classified as non-current based on the contractual terms specific to the instrument. Gains and losses on re-measurement of the embedded derivative liability are recognized in the consolidated statements of loss and comprehensive loss. All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through profit and loss or through other comprehensive income (which designation is made as an irrevocable election at the time of recognition).
After initial recognition at fair value, financial liabilities are classified and measured at either:
(i)amortized cost; or
(ii)FVTPL, if the Company has made an irrevocable election at the time of recognition, or when required (for items such as instruments held for trading or derivatives).
The classification and measurement basis of the Company’s financial instruments are as follows:

Financial Instrument	Measurement
Cash equivalents	Amortized cost
Trade accounts receivable	FVTPL
Other accounts receivable	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Warrants	FVTPL
Convertible debt	Amortized cost
Conversion feature of convertible debt	FVTPL
The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.
Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or financial liability classified as subsequently measured at amortized cost are included in the fair value of the instrument on initial recognition. Transaction costs for financial assets and financial liabilities classified at fair value through profit or loss are expensed in profit or loss.
Impairment
The Company assesses all information available, including on a forward-looking basis the expected credit loss associated with any financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there has been a significant increase in credit risk, the Company compares the risk of default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable supportive forward-looking information.
2.21 Foreign currencies
The reporting and functional currency of the Company is the U.S. dollar. Transactions in currencies other than the U.S. dollar are recorded at the rates of exchange prevailing on the dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date.
2.22 Government assistance
Amounts received or receivable resulting from government assistance programs are recognized when there is reasonable assurance that the amount of government assistance will be received, and all attached conditions will be complied with. When the amount relates to an expense item, it is recognized as a reduction to the related expense. When the amount relates to an asset, it reduces the carrying amount of the asset and is then recognized as income over the useful life of the depreciable asset by way of a reduced depreciation charge. Grants received in advance are recorded as deferred liability and amortized as a reduction to the related expense/carrying amount of asset as and when the related qualifying costs are incurred.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts
2.23 Income taxes
Income tax expense is comprised of current and deferred tax components. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case the related tax is recognized in equity or other comprehensive income.
Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regard to previous years.
Deferred tax is recorded using the asset and liability method. Under this method, the Company calculates all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the period end date. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply to the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the period end date.
Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences and unused tax losses and tax credits can be utilized. The carrying amount of deferred tax assets is reviewed at each statement of the financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.
2.24 Provisions
Provisions represent liabilities of the Company for which the amount or timing is uncertain.
A provision is recognized when, as a result of a past event, the Company has a present obligation (legal or constructive) that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Where appropriate, the future cash flow estimates are adjusted to reflect risks specific to the liability. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, considering the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received, and the amount receivable can be measured reliably.
2.25 Leases
The Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.
Lease payments included in the measurement of the lease liability comprise:

i.Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;
ii.Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts
iii.The amount expected to be payable by the lessee under residual value guarantees;
iv.The exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
v.Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.
Whenever the Company incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized and measured under IAS 37. To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the right-of-use asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented as a separate line in the consolidated statement of financial position.

The Company applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the 'Impairment of long-lived assets’ policy.

As a practical expedient, IFRS 16 Leases (“IFRS 16”) permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Company has used this practical expedient.
2.26 New and revised IFRS Standards issued but not yet effective
At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Standards that have been issued but are not yet effective.

New/Revised Standard	Description
Amendments to IFRS 3	Reference to the Conceptual Framework
IFRS 17 (including the December 2021 amendments to IFRS 17)	Insurance Contracts
Amendments to IAS 1	Disclosure of Accounting Policies
Amendments to IAS 1	Classifying liabilities as current or non-current
Amendments to IAS 8	Definition of Accounting Estimates
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction
Amendments to IFRS 16	Lease liability in a sale & leaseback
Amendments to IAS 37	Onerous Contracts - Cost of Fulfilling a Contract
The adoption of the IFRS Standards listed above are not expected to have a material impact on the financial statements of the Company in future periods, except as noted below.
Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments - Disclosure of Accounting Policies
The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts
The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.
The amendments to IAS 1 and IFRS practice statements 2 are effective for annual periods beginning on or after 1 January 2023, with earlier application permitted and are applied prospectively. The Company is assessing the potential impact of these amendments.

3.    Revenue – product sales and recycling services

For the years ended October 31,	2022	2021	2020
Product revenue recognized in the period	$14.3	$6.1	$0.5
Fair value pricing adjustments	(2.2)	0.8	0.1
Product sales revenue	12.1	6.9	0.6
Recycling service revenue recognized in the period	1.3	0.4	0.2
Revenue	$13.4	$7.3	$0.8

For the years ended October 31,	2022	2021	2020
Product revenue recognized in the period	$14.3	$6.1	$0.5
Recycling service revenue recognized in the period	1.3	0.4	0.2
Total revenue before FV pricing adjustment	$15.6	$6.5	$0.7

Product revenue from Black Mass & Equivalents and shredded metal, and the related trade accounts receivables, are measured at initial recognition using provisional prices for the constituent metals on initial recognition and any unsettled sales remeasured at the end of each reporting period using the market prices of the constituent metals. Changes in fair value are recognized as an adjustment to product revenue, and the related accounts receivable, and can result in gains and losses when the applicable metal prices increase or decrease from the date of initial recognition.

Refer to Note 17 for the impact of movements in the Cobalt and Nickel prices.
4.    Other income (expense)
The following table summarizes the Company's other income (expense):

For the years ended October 31,	2022	2021	2020
Interest income on short-term investments	$7.0	$0.1	$—
Interest income	7.0	0.1	—

Interest expense and accretion on convertible debt	(15.0)	(1.2)	—
Interest expense and accretion on promissory notes	—	(0.1)	—
Interest expense and accretion on loans	—	(1.3)	—
Interest expense on leases	(2.2)	(0.4)	(0.2)
Other finance costs	(0.2)	—	(0.3)
Foreign exchange gains (losses)	0.4	(0.8)	0.4
Interest expense and other costs	(17.0)	(3.8)	(0.1)

Fair value gain (loss) on embedded derivatives	31.3	(1.3)	—
Fair value gain (loss) on warrants	36.2	(33.8)	—
Fair value gain (loss) on restricted share units	—	(3.2)	(0.1)
Gains (losses) on financial instruments	67.5	(38.3)	(0.1)

Excess of fair value over consideration transferred related to business combination	—	(152.7)	—

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts

Excess of fair value over consideration transferred	—	(152.7)	—
Total	$57.5	$(194.7)	$(0.2)
5. Accounts receivable

As at October 31,	2022	2021
Trade receivables	$1.5	$4.1
Total accounts receivable	1.5	4.1

Sales taxes receivable	$3.7	$0.4
Other	4.1	0.6
Total other receivables	$7.8	$1.0

Other receivables consist principally of interest receivable and receivables from non-trade vendors.

Aging Summary
As at October 31,	2022	2021
Current	$0.3	$3.2
1-30 days	0.6	0.3
31-60 days	0.3	0.1
61-90 days	0.1	—
91 days and over	0.2	0.5
Total accounts receivable	$1.5	$4.1

For product revenue, the Company estimates the amount of consideration to which it expects to be entitled under provisional pricing arrangements, which is based on the initial assay results and market prices of certain constituent metals on the date control is transferred to the customer. For the twelve months ended October 31, 2022, the fair value loss arising from changes in estimates was $2.2 million (2021: fair value gain of $0.8 million), which is included in the respective accounts receivable balance. Refer to Note 3 for additional details on product revenue and fair value adjustments recognized in the period.

The Company assesses the need for allowances related to credit loss for service related receivables based on its past experience, the credit ratings of its existing customer and economic trends. For the year ended October 31, 2022, the Company recorded a nominal credit allowance (2021: $nil).

The Company's revenue primarily comes from two key customers, as shown in the table below. The Company's remaining customers do not make up significant percentages of these balances. For additional details on product sales and fair value adjustments recognized in the period, refer to Note 3.

Revenue
For the years ended October 31,	2022	2021	2020
Customer A	16.3%	42.0%	67.0%
Customer B	69.6%	52.0%	0.0%

Trade Accounts Receivable
As at October 31,	2022	2021	2020
Customer A	18.3%	53.0%	90.0%
Customer B	42.8%	45.0%	0.0%

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts
6.    Prepayment and deposits

As at October 31,	2022	2021
Prepaid lease deposits	$2.8	$0.9
Prepaid transaction costs	0.3	—
Prepaid construction charges	1.4	—
Prepaid equipment deposits	76.4	3.2
Prepaid insurance	5.7	3.8
Other prepaids	2.8	0.6
Total prepaids and deposits	89.4	8.5
Non-current portion of prepaid lease deposits	(3.6)	—
Current prepaids and deposits	$85.8	$8.5
Other prepaids consist principally of other deposits and subscriptions.
7.    Inventories

As at October 31,	2022	2021
Raw materials	$4.7	$0.9
Finished goods	1.7	0.3
Parts and tools	1.1	0.1
Total inventories	$7.5	$1.3

The cost of inventories recognized as an expense during the twelve months ended October
31, 2022 was $28.8 million (2021: $8.6 million).

As at October 31, 2022, finished goods inventory balance has been adjusted to net realizable value resulting in a write off of $1.3 million in the twelve months ended October 31, 2022, included in the Change in finished goods line (2021: $2.3 million). As at October 31, 2022, raw materials inventory balance has been adjusted to net realizable value resulting in a write off of $4.8 million in the twelve months ended October 31, 2022, included in the Raw materials and supplies line (2021: $0.6 million). Refer to Note 17 for additional details on commodity prices.
8. Plant and equipment

For the year ended October 31,						2022
	Assets under construction	Plant equipment and other	Computer equipment	Vehicles	Leasehold improvements	Total
Cost
Balance, beginning of the year	$15.6	$6.4	$0.2	$0.2	$6.2	$28.6
Additions	119.5	0.2	1.6	0.1	3.6	125.0
Transfers	(27.7)	27.7	—	—	—	—
Balance, end of the year	107.4	34.3	1.8	0.3	9.8	153.6

Accumulated depreciation
Balance, beginning of the year	—	(1.6)	—	(0.1)	(0.5)	(2.2)
Depreciation	—	(2.7)	(0.2)	—	(0.8)	(3.7)
Balance, end of the year	—	(4.3)	(0.2)	(0.1)	(1.3)	(5.9)
Net book value	$107.4	$30.0	$1.6	$0.2	$8.5	$147.7

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts

For the year ended October 31,						2021
	Assets under construction	Plant equipment and other	Computer equipment	Vehicles	Leasehold improvements	Total
Cost
Balance, beginning of the year	$1.9	$2.6	$—	$0.2	$1.6	$6.3
Additions	17.5	—	0.2	—	4.6	22.3
Transfers	(3.8)	3.8	—	—	—	—
Balance, end of the year	15.6	6.4	0.2	0.2	6.2	28.6

Accumulated depreciation
Balance, beginning of the year	—	(0.5)	—	—	(0.1)	(0.6)
Depreciation	—	(1.1)	—	(0.1)	(0.4)	(1.6)
Balance, end of the year	—	(1.6)	—	(0.1)	(0.5)	(2.2)
Net book value	$15.6	$4.8	$0.2	$0.1	$5.7	$26.4

For the twelve months ended October 31, 2022, $6.2 million in employee salaries and $0.6 million in share-based compensation costs (2021: $nil) were capitalized to assets under construction.

For the twelve months ended October 31, 2022, $5.2 million in borrowing costs (2021: $nil) were capitalized to assets under construction. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization in the period was a weighted average effective interest rate of 12.3%.

Refer to Note 18 for details of contractual commitments to purchase fixed assets.
9. Right-of-use assets

For the year ended October 31,			2022
	Premises	Equipment	Total
Cost
Balance, beginning of the year	$28.8	$0.1	$28.9
Additions	29.3	0.4	29.7
Termination/derecognition	(1.2)	—	(1.2)
Balance, end of the year	56.9	0.5	57.4

Accumulated depreciation
Balance, beginning of the year	(1.9)	—	(1.9)
Depreciation	(6.3)	(0.1)	(6.4)
Termination/derecognition	1.0	—	1.0
Balance, end of the year	(7.2)	(0.1)	(7.3)
Carrying amounts	$49.7	$0.4	$50.1

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts

For the year ended October 31,			2021
	Premises	Equipment	Total
Cost
Balance, beginning of the year	$4.4	$0.1	$4.5
Additions	24.2	—	24.2
Modifications	0.2	—	0.2
Balance, end of the year	28.8	0.1	28.9

Accumulated depreciation
Balance, beginning of the year	(0.6)	—	(0.6)
Depreciation	(1.3)	—	(1.3)
Balance, end of the year	(1.9)	—	(1.9)
Carrying amounts	$26.9	$0.1	$27.0
The weighted average lease term of the Company's premises and equipment leases is 4.6 years.
10.    Related party transactions
The remuneration of the executive officers and directors, who are the key management personnel of the Company, is set out below:

For the years ended October 31,	2022	2021	2020
Salaries	$3.5	$1.5	$0.2
Share-based compensation	13.5	1.9	0.1
Fees and benefits	2.9	1.5	0.4
Post employment benefits	0.1	—	—
Total remuneration of key management personnel	$20.0	$4.9	$0.7

During the twelve months ended October 31, 2022, the Company paid directors for providing director and consulting services. Total amounts paid to directors in respect of these activities in the period was $0.4 million (2021: $0.3 million, 2020: $0.2 million).
Outstanding balances of remunerations of the executive officers and directors are summarized as follows:

As at October 31,	2022	2021	2020
Accounts payable and accrued liabilities	$2.3	$0.8	$0.3
Restricted share units liability	—	—	0.2
Outstanding balances	$2.3	$0.8	$0.5
The following table summarizes the other expenses¹ incurred with related parties:

For the years ended October 31,	2022	2021	2020
Related party lease and expense - Ashlin BPG Marketing	$0.1	$0.1	$—
Related party expense - Fade In Production Pty. Ltd	0.2	0.1	—
Related party expense - Consulero Inc.	0.1	0.1	—
Consulting agreement - Atria Ltd	—	—	0.5
Director Consulting Agreement - Anthony Tse	—	0.1	—
Total expenses incurred with related parties	$0.4	$0.4	$0.5
¹Related party expenses are recorded at exchange amount

Related Party Lease
From January 1, 2019 to December 31, 2021, the Company leased certain office space from Ashlin BPG Marketing, which is controlled by certain members of the immediate family of the Company’s President and Chief Executive Officer. Under the terms of the lease, the Company was required to pay Cdn. $4,500 per month plus applicable taxes, subject to 60 days’ notice of termination. Li-Cycle terminated the lease, effective December 31, 2021.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts
Related-Party Expenses
The Company has engaged Fade In Production Pty. Ltd., which is controlled by certain members of the immediate family of the Executive Chair of Li-Cycle, to provide it with corporate video production services since 2017.

From April 1, 2020 to June 30, 2022, the Company engaged Ashlin BPG Marketing, a related party as described above, to provide it with Li-Cycle branded promotional products for both customers and employees. The Company terminated its relationship with the vendor, effective June 30, 2022.

From September 1, 2020 to July 31, 2022, the Company engaged Consulero Inc., which is controlled by certain members of the immediate family of the Company's President and Chief Executive Officer, to provide it with technology services in relation to the Company's inventory management system. The Company terminated its relationship with the vendor, effective July 31, 2022.
Consulting Agreement
On May 1, 2020, Li-Cycle entered into a consulting agreement with Atria Limited (“Atria”), an entity which beneficially owned more than 5% of the outstanding Li-Cycle Corp. common shares at that time, to agree upon and finalize the consideration for certain business development and marketing consulting services that had been previously performed for and on behalf of Li-Cycle from 2018 through April 2020. The fees for the services were agreed at 12,000 common shares of Li-Cycle Corp., payable in installments of 1,000 shares per month. On January 25, 2021, Li-Cycle issued all of the 12,000 shares to Atria as full and final satisfaction of all obligations of Li-Cycle to Atria under the consulting agreement. Atria also directed the issuance of shares as follows: 8,000 Shares to Atria; 2,000 Shares to Pella Ventures (an affiliated company of Atria); and 2,000 Shares to a director of Li-Cycle Corp. at the time, who is not related to Atria.
Director Consulting Agreement
Under the terms of an agreement dated July 19, 2019 between Li-Cycle and Anthony Tse, Mr. Tse provided consulting services to Li-Cycle in relation to the proposed expansion of its operations in Asia and was entitled to a fee of $4,700 per month for his services. The consulting agreement was terminated on January 19, 2022.
11.    Accounts payable and accrued liabilities

As at October 31,	2022	2021
Trade payables	$16.3	$9.4
Accrued fixed assets	7.2	2.1
Accrued expenses	16.3	4.4
Accrued compensation	7.7	2.8
Total accounts payable and accrued liabilities	$47.5	$18.7
12.    Lease liabilities

For the year ended October 31,			2022
	Premises	Equipment	Total
Lease liabilities
Balance, beginning of the year	$29.2	$0.2	$29.4
Additions	28.4	0.4	28.8
Lease repayments	(6.8)	(0.1)	(6.9)
Lease interest	2.2	—	2.2
Termination	(0.2)	—	(0.2)
Foreign exchange gains (losses)	(1.5)	—	(1.5)
Balance, end of the year	$51.3	$0.5	$51.8
Non-current portion of lease liabilities	$46.2	$0.4	$46.6
Current lease liabilities	$5.1	$0.1	$5.2

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts

For the year ended October 31,			2021
	Premises	Equipment	Total
Lease liabilities
Balance, beginning of the year	$3.5	$0.1	$3.6
Additions	25.9	0.4	26.3
Modifications	0.3	(0.2)	0.1
Lease repayments	(1.3)	(0.1)	(1.4)
Lease interest	0.4	—	0.4
Foreign exchange gains (losses) and other	0.4	—	0.4
Balance, end of the year	$29.2	$0.2	$29.4
Non-current portion of lease liabilities	$26.4	$0.1	$26.5
Current lease liabilities	$2.8	$0.1	$2.9
In the twelve months ended October 31, 2022, the Company recognized interest expense of $2.2 million related to lease liabilities (2021: $0.4 million, 2020: $0.2 million).
The Company’s lease obligations include leases for plant operations, storage facilities, and office space for employees.

The following table summarizes the Company's undiscounted lease obligations:

Maturity analysis (undiscounted)
As at October 31, 2022	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Premises	$7.9	$7.2	$6.9	$6.7	$6.1	$41.3	$76.1
Equipment	0.1	0.1	0.1	0.1	0.1	—	0.5
Total	$8.0	$7.3	$7.0	$6.8	$6.2	$41.3	$76.6

Maturity analysis (undiscounted)
As at October 31, 2021	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Premises	$4.5	$4.6	$3.7	$3.3	$3.3	$16.3	$35.7
Equipment	0.1	0.1	—	—	—	—	0.2
Total	$4.6	$4.7	$3.7	$3.3	$3.3	$16.3	$35.9
13.    Convertible Debt

As at October 31,	2022	2021
KSP Note (a)	$92.4	$100.9
Glencore Note (b)	196.1	—
Total convertible debt at end of period	$288.5	$100.9

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts
(a) KSP Note

As at October 31,	2022	2021
Principal of convertible note at beginning of period	$100.0	$—
Issuance of convertible notes	5.9	100.0
Principal of convertible notes at end of period	105.9	100.0

Conversion feature at beginning of period	29.0	—
Conversion feature issued	—	27.7
Fair value (gain) loss on embedded derivative	(19.9)	1.3
Conversion feature at end of period	9.1	29.0

Debt component at beginning of period	71.9	—
Debt component issued	5.9	72.3
Transaction costs	—	(1.6)
Accrued interest paid in kind	(5.9)	—
Accrued interest expense	11.4	1.2
Debt component at end of period	83.3	71.9
Total convertible debt at end of period	$92.4	$100.9
On September 29, 2021, the Company entered into a Note Purchase Agreement (the “KSP Note Purchase Agreement”) with Spring Creek Capital, LLC (an affiliate of Koch Strategic Platforms, LLC, being a subsidiary of Koch Investments Group) and issued an unsecured convertible note (the “Initial KSP Note”) for a principal amount of $100 million to Spring Creek Capital, LLC. The KSP Note will mature on September 29, 2026 unless earlier repurchased, redeemed or converted. Interest on the Initial KSP Note is payable semi-annually, and Li-Cycle is permitted to pay interest on the Initial KSP Note in cash or by payment in-kind (“PIK”), at its election. Interest payments made in cash are based on an interest rate of LIBOR plus 5.0% per year, and PIK interest payments are based on an interest rate of LIBOR plus 6.0% per year. Under the terms of the Initial KSP Note, LIBOR has a floor of 1% and a cap of 2%. Once LIBOR interest rate is no longer published, the interest rate will instead be based on the sum of the Secured Overnight Financing Rate ("SOFR") and the average spread between the SOFR and LIBOR during the three-month period ending on the date on which LIBOR ceases to be published. The PIK election results in the issuance of a new note under the same terms as the Initial KSP Note, issued in lieu of interest payments with an issuance date on the applicable interest date. On May 1, 2022, Spring Creek Capital, LLC assigned the KSP Note and the PIK note outstanding at that time to an affiliate, Wood River Capital, LLC. The Company has elected to pay interest on the Initial KSP Convertible note by PIK since the first interest payment date of December 31, 2021. The Initial KSP Note and the PIK notes issued thereunder are referred to collectively as the "KSP Convertible Notes”, and as at October 31, 2022, comprised the following:

Note	Date Issued	Amount Issued
KSP Note	September 29, 2021	$100.0
PIK Note	December 31, 2021	1.8
PIK Note	June 30, 2022	4.1
Total		$105.9
Subsequent to year end, on December 31, 2022, the Company elected to pay the accrued interest in kind by issuing a new Note for the amount of $4.3 million under the same terms as the original Note, in lieu of cash payments.

The conversion feature under the KSP Convertible Notes has been recorded as an embedded derivative liability since the conversion ratio does not always result in a conversion of a fixed dollar amount of liability for a fixed number of shares. The KSP Note had an initial conversion price of approximately $13.43 per Li-Cycle common share, subject to customary anti-dilution adjustments, for which price was established based on 125% of the 7-day volume-weighted average price of Li-Cycle’s common shares prior to the date of the KSP Note Purchase Agreement. Should the Company’s share price be equal to or greater than $17.46, for a period of twenty consecutive days, the Company can force conversion of the KSP Convertible Notes. Li-Cycle will settle its conversion obligations through the delivery of its own common shares. As at October 31, 2022, no conversions had taken place.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts

The fair value of the embedded derivatives upon issuance of the original KSP Note was determined to be a liability of $27.7 million whereas the remaining $72.3 million, net of transaction costs of $1.6 million, was allocated to the principal portion of the debt. During the twelve months ended October 31, 2022, the Company recognized a fair value gain of $19.9 million on the embedded derivatives. The embedded derivatives were valued using the Binomial Option Pricing Model. The assumptions used in the model were as follows:

	(Issuance date) September 29, 2021	October 31, 2021	October 31, 2022
Risk free interest rate	1.1%	1.2%	4.4%
Expected life of options	5 years	4.9 years	3.9 years
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock price volatility	66%	62%	63%
Share Price	$12.56	$12.94	$5.96
Expected volatility was determined by calculating the average implied volatility of a group of listed entities that are considered similar in nature to the Company.

(b) Glencore Note

As at October 31,	2022	2021
Principal of convertible note at beginning of period	$—	$—
Issuance of convertible note	200.0	—
Principal of convertible note at end of period	200.0	—

Conversion feature at beginning of period	—	—
Conversion feature issued	46.2	—
Fair value (gain) loss on embedded derivative	(11.4)	—
Conversion into common shares	—	—
Conversion feature at end of period	34.8	—

Debt component at beginning of period	—	—
Debt component issued	153.8	—
Transaction costs	(1.3)	—
Accrued interest expense	8.8	—
Debt component at end of period	161.3	—
Total convertible debt at end of period	$196.1	$—

On May 31, 2022, the Company issued an unsecured convertible note (the “Glencore Note”) for a principal amount of $200 million to Glencore Ltd. (“Glencore”), a subsidiary of Glencore plc (LON: GLEN). The Glencore Note will mature on May 31, 2027 unless there is an earlier repurchase, redemption or conversion. Interest on the Glencore Note is payable semi-annually, with Li-Cycle permitted to pay interest on the Glencore Note in cash or by payment in-kind (“PIK”), at its election. Interest payments made in cash are based on an interest rate of the Secured Overnight Financing Rate ("SOFR") for a tenor comparable to the relevant interest payment period plus 0.42826% (the “Floating Rate”) plus 5% per annum if interest is paid in cash and plus 6% per annum if interest is paid in PIK. The Floating Rate has a floor of 1% and a cap of 2%. The PIK election results in the issuance of a new note under the same terms as the original Glencore Note, issued in lieu of interest payments with an issuance date on the applicable interest date.

In connection with any optional redemption and provided that Glencore has not elected to convert the Glencore Note into common shares, the Company must issue warrants (the “Glencore Warrants”) to Glencore on the optional redemption date that entitle the holder to acquire, until the maturity date of the Glencore Note, a number of common shares equal to the principal amount of the Glencore Note being redeemed divided by the then applicable conversion price. The initial exercise price of the Glencore Warrants will be equal to the conversion price as of the optional redemption date.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts
Subsequent to year end, on November 30, 2022, the Company elected to pay the accrued interest in kind by issuing a new Note for the amount of $8.1 million under the same terms as the original Note, in lieu of cash payments.

The conversion feature under the Glencore Note has been recorded as an embedded derivative liability as the conversion ratio does not always result in a conversion of a fixed dollar amount of liability for a fixed number of shares. The Glencore Note has a conversion price of approximately $9.95 per Li-Cycle common share, subject to customary anti-dilution adjustments. As at October 31, 2022, no election had been made as to whether interest payments would be made in cash or PIK.

The fair value of the embedded derivative liability upon issuance of the Glencore Note was determined to be $46.2 million with the remaining $153.8 million, net of transaction costs of $1.3 million, allocated to the initial amortized cost of the host debt instrument. During the twelve months ended October 31, 2022, the Company recognized a fair value gain of $11.4 million on the embedded derivatives. The embedded derivatives were valued using the Black-Scholes Option Pricing Model. The assumptions used in the model were as follows:

	(Issuance date) May 31, 2022	October 31, 2022
Risk free interest rate	2.9%	4.4%
Expected life of options	5 years	4.6 years
Expected dividend yield	0.0%	0.0%
Expected stock price volatility	68%	63%
Share Price	$8.15	$5.96

Expected volatility was determined by calculating the average implied volatility of a group of listed entities that are considered similar in nature to the Company.
14.    Warrants
In connection with the completion of the Business Combination on August 10, 2021, the Company assumed obligation for Peridot Acquisition Corp.’s warrants to purchase up to 23,000,000 common shares at their fair market value of $2.10 per share for a total acquired liability of $48.3 million.

The total number of warrants was made up of 15,000,000 Public Placement Warrants ("Public Warrants") and 8,000,000 Private Placement Warrants ("Private Warrants"). All of the warrants had a 5-year term, expiring on September 24, 2025. The Public Warrants had an exercise price of $11.50 per share, with a redemption price of $0.10 per warrant if the Company's share price exceeded $10.00, on a cashless basis. If the Company's share price exceeded $18.00 for any 20 trading days within the 30 trading day period ending three trading days before the Company elected to deliver a notice of redemption, the redemption price was $0.01 on a cash basis. The Private Warrants had an exercise price of $11.50 per share, redeemable only at such time that the share price of the Company was between $10.00 and $18.00, at $0.10 per warrant. The Private Warrants were not transferable until 30 days after the close of the Business Combination, which was September 9, 2021.

On December 27, 2021, the Company announced that it would redeem all of its warrants to purchase common shares of the Company that remained outstanding at 5:00 p.m. New York City time on January 26, 2022 (the "Redemption Date") for a redemption price of $0.10 per warrant. Based on the redemption fair market value that was announced on January 11, 2022, warrant holders who surrendered their warrants on a "Make-Whole Exercise" prior to the Redemption Date received 0.253 common shares of the Company per warrant. As of January 31, 2022, (i) 9,678 warrants were exercised at the exercise price of $11.50 per common share, and (ii) 22,540,651 warrants were surrendered by holders in the Make-Whole Exercise. The remaining 449,665 unexercised warrants were redeemed at $0.10 per warrant.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts

For the year ended October 31,		2022		2021
	Number of warrants		Number of warrants
Balance, beginning of the year	22,999,894	$82.1	—	$—
Assumption of warrants - Business Combination (refer to Note 1)	—	—	22,999,994	48.3
Cash exercises	(9,578)	—	(100)	—
Cashless exercises	(22,540,651)	(45.9)	—	—
Redemptions	(449,665)	—	—	—
Fair value (gain) loss on warrants	—	(36.2)	—	33.8
Balance, end of the year	—	$—	22,999,894	$82.1

Warrants were re-measured through profit or loss at each period end, using first level inputs. As of October 31, 2022, there are no warrants outstanding.
15.    Share capital and share-based compensation
Authorized share capital
Li-Cycle Corp. is authorized to issue an unlimited number of voting common shares, Class A non-voting common shares, preference shares and Class A preferred shares, in each case without par value. All issued shares are fully paid. Li-Cycle Holdings Corp. is authorized to issue an unlimited number of voting common shares without par value. All issued shares are fully paid.

For retrospective presentation, the number of Li-Cycle Corp. common shares and Class A preferred shares on the consolidated statements of changes in equity have been scaled by the Business Combination exchange ratio of 1:39.91 for periods prior to the completion of the Business Combination on August 10, 2021.

The changes in the Company’s outstanding common shares were as follows:

For the years ended October 31,		2022		2021
	Note	Number of shares (in millions)	Capital Stock	Number of shares (in millions)	Capital Stock
Balance, beginning of period		163.3	$672.1	83.4	$15.5
Issuance of shares - Series C private placement		—	—	11.2	21.6
Issuance of shares for non-cash costs		—	—	0.5	0.5
Issuance of shares - Public placement through Business Combination		—	—	65.7	629.7
Exercise of RSUs		0.3	3.6	0.4	3.9
Exercise of stock options		1.4	0.4	2.1	0.9
Exercise of warrants	14	5.7	46.0	—	—
Issuance of shares to LG Energy Solution, Ltd. and LG Chem, Ltd.		5.3	49.7	—	—
Balance, end of period		176.0	$771.8	163.3	$672.1

On May 12, 2022, the Company announced the successful completion of the $50 million aggregate investment in common shares of the Company by LG Energy Solution, Ltd. (“LGES”) and LG Chem, Ltd. (“LGC”). The Company issued 5,300,352 shares at an average price of $9.43 per common shares to LGES and LGC (being 2,650,176 common shares each). The investment was split into two tranches: (i) an initial tranche of 4,416,960 common shares, in the aggregate, at a price of $10.00 per share (for an aggregate initial tranche subscription price of approximately $44.2 million), and (ii) a second tranche of 883,392 common shares, in the aggregate, at a price of $6.60 per share (for an aggregate second tranche subscription price of approximately $5.8 million). The total cash inflow, net of transaction costs, was $49.7 million.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts
Long-term incentive plans
Stock options
For stock options issued under the Company's 2021 Long Term-Incentive Plan ("LTIP plan"), each of the Company's stock options converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. The vesting period is one-third on the first-year anniversary of the grant of the option, and one-third every consecutive year thereafter. If an option remains unexercised after a period of 10 years from the date of grant, the option expires. Options are forfeited if the recipient terminates their employment or contract with the Company before the options vest.

A summary of stock option activities is as follows:

For the years ended October 31,		2022		2021
$ millions, except number of options	Number of stock options	Weighted average exercise price of stock options	Number of stock options	Weighted average exercise price of stock options
Balance, beginning of the year	5,296,554	2.81	5,327,980	0.38
Granted	763,829	7.81	2,320,989	6.13
Exercised	(1,547,113)	0.46	(2,172,820)	0.62
Forfeited	(2,619)	10.93	(179,595)	1.06
Balance, end of the year	4,510,651	4.46	5,296,554	2.81
Exercisable stock options	3,253,287	2.70	4,242,707	0.79

During the twelve months ended October 31, 2022, 1,547,113 stock options were exercised on a cashless basis (2021: 1,148,570), resulting in the issuance of 1,446,697 common shares (2021: 1,031,226) of Li-Cycle Holdings Corp., net of stock option issuance costs.

A summary of the outstanding stock options is as follows:

			2022
Range of exercise prices	Number of stock options	Weighted-average remaining contractual life (years)	Expiration year
0.02 - 0.37	1,268,220	1.24	2023-2024
1.07 - 2.15	1,033,029	7.72	2029-2030
2.15 - 13.20	2,209,402	8.87	2031-2032
Total	4,510,651

The Company recognized total expenses of $6.6 million related to stock options during the twelve months ended October 31, 2022 (2021: $2.7 million, 2020: $0.2 million).

The fair value of the stock options granted during the twelve months ended October 31, 2022 was determined to be $3.7 million (2021: $8.3 million, 2020: $0.9 million), using the Black-Scholes Merton option pricing model. The assumptions used in the stock option pricing model for the grants during the year ended October 31, 2022 were as follows:

Risk free interest rate	1.4% - 3.6%
Expected life of options	6 years
Expected dividend yield	0.0%
Expected stock price volatility	63% - 70%
Expected forfeiture rate	0.0%

Expected volatility was determined by calculating the average historical volatility of a group of listed entities that are considered similar in nature to the Company.
Restricted share units
Under the terms of the Company's LTIP plan, restricted share units ("RSUs") of Li-Cycle Holdings Corp. have been issued to executives, directors, employees and advisors. The RSU vesting periods ranged from several months to 3 years. The RSUs represent the right to receive

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts common shares from the Company in an amount equal to the fair market value of a common share of Li-Cycle Holdings Corp. at the time of distribution. RSUs issued under the LTIP plan are expected to be settled in common shares. RSUs issued under the LTIP plan are classified as equity on the consolidated statements of financial position.

The Company recognized share-based compensation expense relating to RSUs totaling $11.5 million in the twelve months ended October 31, 2022 (2021: $1.3 million, 2020:$0.1 million).

A summary of RSU activities is as follows:

For the years ended October 31,		2022		2021
$ millions, except number of RSUs	Number of RSUs	Weighted average share price on grant date	Number of RSUs	Weighted average share price on grant date
Balance, beginning of the year	716,763	10.93	87,084	1.07
Granted¹	1,703,966	8.38	1,021,955	8.29
Exercised	(317,619)	11.22	(392,276)	1.87
Forfeited	(55,073)	9.98	—	—
Balance, end of the year	2,048,037	8.79	716,763	10.93
¹Grants prior to August 10, 2021 were issued prior to the Company becoming public.

RSUs granted in the twelve months ended October 31, 2022 vest over 1 to 3 years.

For the twelve months ended October 31, 2022, the Company capitalized $0.6 million in RSU and stock option costs to assets under construction (2021: $nil).
16.    Non-controlling interest

On January 26, 2022, the Company entered into an agreement with ECO STOR AS (“ECO STOR”) and Morrow Batteries AS (“Morrow”) to form Li-Cycle Norway AS which will construct a new commercial lithium-ion battery recycling facility in southern Norway. Li-Cycle is the majority owner of Li-Cycle Norway AS with 67% ownership with ECO STOR and Morrow being minority owners and Nordic-headquartered strategic partners with 31% and 2% ownership, respectively. These holdings allow the shareholders to nominate 2 Directors, 1 Director, and 1 observer, respectively, with their ownership holdings.

Summarized financial information for Li-Cycle Norway AS is as follows:

For the year ended October 31,	2022
Balance, beginning of year	$—
Investment to non-controlling interest	0.3
Loss attributable to non-controlling interest during the year	(0.1)
Balance, end of year	$0.2

As at October 31,	2022
Revenue	$—
Expenses	(0.4)
Net loss	(0.4)
Net loss attributable to non-controlling interest	$(0.1)
17.    Financial instruments and financial risk factors
Fair values
The Company’s financial instruments consist of cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities, and convertible debt. The carrying amounts of other receivables, accounts payable and accrued liabilities approximate fair value due to the short-term maturity of these instruments.
Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable:

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts
•Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
There were no transfers between the levels during the current or prior year.
The Company’s financial assets measured at fair value on a recurring basis are measured under level 2 of the hierarchy and were calculated as follows:

As at October 31, 2022	Balance	Level 2
Accounts receivable	$1.5	$1.5
	$1.5	$1.5

As at October 31, 2021
Accounts receivable	4.1	4.1
	$4.1	$4.1
Refer to Note 5 above for additional details related to measurement of accounts receivable.
The Company’s financial liabilities measured at fair value on a recurring basis are measured under level 1 and 2 of the hierarchy and were calculated as follows:

As at October 31, 2022	Balance	Level 1	Level 2
Conversion feature of convertible debt (refer to Note 13)	$43.9	$—	$43.9
	$43.9	$—	$43.9

As at October 31, 2021
Conversion feature of convertible debt (refer to Note 13)	29.0	—	29.0
Warrants (refer to Note 14)	82.1	53.5	28.6
	$111.1	$53.5	$57.6
Currency risk
The Company is exposed to currency risk as its cash is mainly denominated in U.S. dollars, while its operations also require Canadian dollars, Euros, Swiss Francs and certain other currencies. As at October 31, 2022, the impact of a 5% change in these respective currencies versus the U.S. dollar, would result in an immaterial impact.

Interest rate risk

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments. The Company is exposed to interest rate risk, as it has variable interest rate debt that includes an interest rate floor and cap. Refer to Note 13.

Credit risk

Credit risks associated with cash are minimal as the Company deposits the majority of its cash with large Canadian and U.S. financial institutions. The Company’s credit risks associated with receivables are managed and exposure to potential loss is also assessed as minimal.
The Company's revenue and accounts receivable primarily come from two key customers under long-term contracts. The Company manages this risk by engaging with reputable multi-national corporations in stable jurisdictions and performing a review of a potential customer’s financial health prior to engaging in business.

Liquidity risk

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts
Management has established an appropriate liquidity risk management framework for the management of the Company’s short-term, medium and long-term funding and liquidity requirements.

The Corporation’s significant contractual obligations and interest and principal repayments in respect of its financial liabilities and provisions are presented in the following table:

At October 31,					2022
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Accounts payable and accrued liabilities	$47.5	$47.5	$—	$—	$—
Lease liabilities	76.6	8.0	14.3	13.0	41.3
Restoration	0.4	—	0.2	—	0.2
Convertible debt principal	300.0	—	—	300.0	—
Convertible debt interest	146.1	—	—	146.1	—
Total	$570.6	$55.5	$14.5	$459.1	$41.5

At October 31,					2021
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Accounts payable and accrued liabilities	$18.7	$18.7	$—	$—	$—
Lease liabilities	35.9	4.5	8.4	6.7	16.3
Restoration	0.4	—	0.1	0.1	0.2
Convertible debt principal	100.0	—	—	100.0	—
Convertible debt interest	42.7	—	—	42.7	—
Total	$197.7	$23.2	$8.5	$149.5	$16.5

Market risk

The Company is exposed to commodity price movements for the inventory it holds and the products it produces. Commodity price risk management activities are currently limited to monitoring market prices. The Company’s revenues are sensitive to the market prices of the constituent payable metals contained in its products, notably cobalt and nickel.

The following table sets out the Company's exposure, as at October 31, 2022 and 2021, in relation to the impact of movements in the Cobalt and Nickel price for the provisionally invoiced sales volume:

	Cobalt		Nickel
As at October 31,	2022	2021	2022	2021
Metric tonnes subject to fair value pricing adjustments	4,202	1,728	4,202	1,728
10% increase in prices	$1.1	$0.3	$1.0	$0.4
10% decrease in prices	$(1.1)	$(0.3)	$(1.0)	$(0.4)

The following table sets out the period end commodity prices for Cobalt and Nickel as at October 31, 2022 and 2021:

Market price per tonne
As at October 31,	2022	2021
Cobalt	$53,462	$60,407
Nickel	21,710	19,300
Capital risk management
The Company manages its capital to ensure that entities in the Company will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts
The capital structure of the Company consists of net cash (cash and cash equivalents after deducting convertible debt) and equity of the Company (comprising issued share capital and other reserves as disclosed in Note 15).

The Company is not subject to any externally imposed capital requirements.
18.     Commitments and contingencies
As of October 31, 2022, there were $9.2 million in committed purchase orders or agreements for equipment and services (October 31, 2021: $6.9 million).
Legal Proceedings

The Company is and may be subject to various claims and legal proceedings in the ordinary course of its business. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims or legal proceedings. The Company records provisions for such claims when an outflow of resources is considered probable and a reliable estimate can be made. No such provisions have been recorded by the Company.

U.S. Shareholder Class Action

On April 19, 2022, a putative securities class action lawsuit was filed in the U.S. District Court for the Eastern District of New York against the Company, its CEO, and its former CFO, on behalf of a proposed class of purchasers of the Company’s publicly traded securities during the period from February 16, 2021 through March 23, 2022. The complaint, which is captioned as Barnish v. Li-Cycle Holdings Corp., et al., 1:22-cv-02222 (E.D.N.Y.), alleges that the defendants issued false and misleading statements concerning Li-Cycle’s business, which were revealed when Blue Orca Capital published a short seller report on March 24, 2022. The complaint seeks compensatory damages and an award of costs. The original complaint asserted claims under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). On July 22, 2022, the court appointed The Lanigan Group, Inc. as lead plaintiff. On October 11, 2022, the lead plaintiff filed an amended complaint asserting claims pursuant to Section 14(a) of the Exchange Act and Sections 11 and 15 of the U.S. Securities Act of 1933 on behalf of a proposed class comprising: (a) all persons who were eligible to vote at Peridot Acquisition Corp.’s extraordinary general meeting held during August 2021, and (b) all persons who acquired Li-Cycle publicly traded securities pursuant to Li-Cycle’s March 2021 Registration Statement. Unlike the original complaint, the amended complaint does not assert any claims under either Section 10(b) or Section 20(a) of the Exchange Act. The claims in the amended complaint are asserted against both the Company and certain individual defendants, including Li-Cycle’s two Co-Founders, Li-Cycle’s former CFO, two current directors of Li-Cycle (who were also directors and/or officers of Peridot Acquisition Corp. at the time of the Business Combination), and certain other directors or officers of Peridot Acquisition Corp. at the time of the Business Combination. On December 19, 2022, the Company and each of the individual defendants moved to dismiss the amended complaint in its entirety. The motion to dismiss is not yet fully briefed. The Company believes that the allegations in the amended complaint are without merit and intends to vigorously defend against this matter. No amounts have been recorded for any potential liability arising from this matter.
19.    Loss per share

For the years ended October 31,	2022	2021	2020
Total net loss	$(53.7)	$(226.6)	$(9.4)
Weighted average number of common shares (in millions)	170.7	110.1	82.6
Basic and diluted loss per share	$(0.31)	$(2.06)	$(0.11)

For comparability, the stated weighted average number of common shares and the number of potential common shares have been scaled by the Business Combination exchange ratio of 1:39.91 for periods prior to the completion of the Business Combination on August 10, 2021.

Adjustments for diluted loss per share were not made for the twelve months ended October 31, 2022, 2021, and 2020 as they would be anti-dilutive in nature. The following table presents shares from instruments that could dilute basic loss per share in the future, but were not

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts included in the calculation of diluted loss per share because they are antidilutive for the periods presented:

For the years ended October 31,	2022	2021	2020
Stock options	4.5	5.3	5.3
Warrants	—	23.0	—
Convertible debt	29.4	7.5	—
Restricted share units	2.0	0.7	—
	35.9	36.5	5.3
20.     Segment reporting
The consolidated financial information presented in these financial statements is reviewed regularly by the Company’s chief operating decision maker (“CODM”) for making strategic decisions, allocations resources and assessing performance. The information review by CODM for decision making purposes aligns with the information provided above in the statements of loss and comprehensive loss, financial position, and cash flows. The Corporation’s CODM is its Chief Executive Officer.
During the twelve months ended October 31, 2022, the Company operated in Canada and the United States. The Company also began investing in future operations in Europe. Management has concluded that the customers, and the nature and method of distribution of goods and services delivered, if any, to these geographic regions are similar in nature. The risks and returns across the geographic regions are not dissimilar; therefore, the Company operates as a single operating segment.
The following is a summary of the Company’s geographical information:

	Canada	United States	Germany	Other	Total
Revenues
Year ended October 31, 2022	$4.1	$9.3	$—	$—	$13.4
Year ended October 31, 2021	3.0	4.3	—	—	7.3
Year ended October 31, 2020	0.8	—	—	—	0.8

Non-current assets
As at October 31, 2022	26.8	161.4	10.7	2.5	201.4
As at October 31, 2021	15.5	37.9	—	—	53.4
As at October 31, 2020	$3.4	$6.1	$—	$—	$9.5

Revenue is attributed to each geographical location based on location of sale.
The Company does not currently have active operations in any other geographical regions.
21.     Government funding
The Company has received government grants and investment tax credits from the Government of Canada and the Government of Ontario for research and development activities, as set forth below:

For the years ended October 31,	2022	2021	2020
Research and development expenses, gross	$1.7	$2.7	$2.8
Less: Government grants	—	—	(2.0)
Research and development expenses, net	$1.7	$2.7	$0.8

In addition, for twelve months ended October 31, 2022, the Company has received $nil in other government grants recognized as an offset against employee salaries and benefits expenses (2021: $0.1 million, 2020: $0.2 million).

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts
22. Income taxes
The recovery of income taxes differs from the amount obtained by applying the statutory Canadian Federal and Provincial income tax rates to the loss for the year as follows:

For the years ended October 31,	2022	2021	2020
Net loss for the year before tax	$(53.7)	$(226.6)	$(9.4)
Statutory tax rates	26.5%	26.5%	26.5%
	(14.2)	(60.0)	(2.5)
Change in unrecognized deferred tax amounts	18.4	8.8	2.4
Rate differential	0.5	—	—
Other	0.1	—	—
Non-deductible item and others	(4.8)	51.2	0.1
Income tax expense	—	—	—

As of October 31, 2022, the Company has net operating losses of approximately $184.1 million (2021: $53.4 million) available to reduce net income for tax purposes in future years. Management believes the realization of the income tax benefits related to these losses and other potential deferred income tax assets is uncertain at this time. Accordingly, the Company has not recognized the deferred income tax assets in the consolidated financial statements.

As of October 31, 2022, the Company has aggregate non-capital losses for Canadian income tax purposes of approximately $153.2 million (2021: $48.7 million), that expire in the period 2037 to 2042. In addition, the Company has net operating losses for US income tax purposes of approximately $25.0 million (2021:$4.7 million) that carryforward indefinitely. The net operating losses for rest of the world income tax purposes consists of approximately $2.2 million which can be carried forward indefinitely and $3.6 million which will expire beginning 2029 to 2037. Management cannot assert that the realization of the income tax benefits related to these losses and other potential deferred income tax assets is more likely than not to be realized. Accordingly, the Company has not recognized the following deferred income tax assets in the consolidated financial statements:

For the years ended October 31,	2022	2021	2020
Tax losses and credits carryforwards	$48.6	$14.3	$3.8
Share issuance costs	10.1	12.6	—
Convertible debt	—	0.3	—
Reserves and provisions	0.1	0.2	0.1
Other	2.5	0.1	—
Plant and equipment, due to differences in amortization	(10.4)	(2.7)	(0.2)
Convertible debt, due to differences in amortization	(7.6)	—	—
Right of use assets, net of lease liabilities	0.5	0.6	(0.1)
Total	$43.8	$25.4	$3.6
Deferred tax assets not recognized	$(43.8)	$(25.4)	$(3.6)
Deferred tax assets, net	—	—	—

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts
23. Notes to the Consolidated Statement of Cash Flows
As of October 31, 2022, the Company had cash on hand of $269.3 million (2021: $6.9 million) and cash equivalents in the form of short term guaranteed investment certificates of $309.0 million (2021: $590.0 million).

Changes in liabilities arising from financing activities comprise the following:

For the year ended October 31,				2022
	Lease liabilities	Restoration provisions	Convertible debt	Conversion feature of convertible debt
Balance, beginning of the year	$29.4	$0.3	$71.9	$29.0
Cash changes:
Repayments of lease liabilities	(4.7)	—	—	—
Repayment of loans payable	—	—	—	—
Proceeds from convertible debt	—	—	152.5	46.2
Total changes from financing cash flows	(4.7)	—	152.5	46.2
Non-cash changes:
New leases	28.8	—	—	—
Disposal	(0.2)	—	—	—
Additions to restoration provision	—	0.1	—	—
Accrued interest and accretion	—	—	14.3	—
Foreign exchange gain or (loss)	(1.5)	—	—	—
Fair value gain/loss on conversion feature of convertible debt	—	—	—	(31.3)
Accrued interest paid in kind	—	—	5.9	—
Total non-cash changes	$27.1	$0.1	$20.2	$(31.3)
Balance, end of the year	$51.8	$0.4	$244.6	$43.9
24. Subsequent events

Change in year-end
On December 21, 2022, the Company announced a change in its financial year end from October 31 to December 31. The change is being made to better align Li-Cycle’s financial reporting calendar with peer group companies. As a result, by March 31, 2023, Li-Cycle will file a transition report on Form 20-F that will provide financial statements for the two-month period from November 1, 2022 through December 31, 2022. Li-Cycle’s next financial year will cover the period from January 1, 2023 to December 31, 2023.

Sublease agreement
On January 12, 2023, the Company entered into a sublease agreement (the “Hub Warehouse Agreement”) with Pike Conductor DEV 1, LLC (the “Landlord”) outlining the parties’ respective rights and obligations with respect to the construction, financing and leasing of a warehouse and administrative building (the “Building”) for the Rochester Hub on leased property of the Landlord (the “Property”). As outlined in the Hub Warehouse Agreement, the Company will directly advance up to a maximum of $58.6 million to the Landlord for the design, engineering and construction of the Building, and as at October 31, 2022, the Company had advanced $27.0 million of the $58.6 million maximum. Upon the successful closing of the Landlord’s financing transaction, the Landlord will reimburse the Company for a portion of its advances, such that the Company will have made a net investment of $14.5 million for leasehold improvements.

Once construction of the Building is complete, the Landlord will lease the Building and Property (together, the “Premises”) to the Company. The term of the Premises lease will be the earlier of the issuance of a certificate of occupancy for the Building or September 1, 2023 and (subject to renewal) may extend for up to 48 years. In the event that the Landlord does not complete its

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements

All dollar amounts presented are expressed in millions of US dollars except share and per share amounts financing transaction by July 1, 2023, the Hub Warehouse Agreement will be amended and restated as a ground lease agreement for the Property.